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BB 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-009528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MUTUAL FUNDS INVESTMENT COMPANY, ~~Inc~~.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MASSACHUSETTS AVENUE, NW
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDOLPH GREGG (202) 293-1900
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, (Address) WASHINGTON, (City) DC (State) 20006 (Zip Code)

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
122

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB 3/11

OATH OR AFFIRMATION

I, RANDOLPH GREGG, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of MUTUAL FUNDS INVESTMENT COMPANY, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Randolph Gregg
Signature

President
Title

County of Howard
State of Maryland

Notary Public
my commission expires 11/29/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mutual Funds Investment Company, Inc.

We have audited the accompanying statement of financial condition of Mutual Funds Investment Company, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Investment Company, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 116,272
Equity mutual funds at Market Value (Cost $102,588)	116,540
Prepaid expenses	1,149
Income taxes receivable - current	370
Total assets	$ 234,331

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Income taxes payable - current	$ 3,485
Stockholders' equity	
Common stock ($1 Par-1000 shares issued, 750 shares outstanding)	1,000
Additional paid-in capital	25,334
Retained earnings	339,852
Less: Treasury stock (250 shares, at cost)	(135,340)
Total shareholders' equity	230,846
Total liabilities and shareholders' equity	$ 234,331

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
Mutual fund commissions and fees	$ 20,306
Net gain/(loss) on equity mutual funds owned	17,460
Dividends	2,609
	40,375
Expenses	
Commissions	915
Accounting fees	8,775
Rent	12,639
Telephone	510
Other expenses	43
Total expenses	22,882
Net income (loss) before income taxes	17,493
Income tax expense (benefit)	
Current	
Federal $(277), District of Columbia $(93)	(370)
Deferred	
Federal $(2,619), District of Columbia $(1,742)	4,361
	3,991
Net income (loss)	$ 13,502

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional paid-in Capital	Retained Earnings	Treasury Stock
Balance on January 1, 2009	$ 1,000	$ 25,334	$ 326,350	$ (135,340)
Net income (loss)	-	-	13,502	-
Balance on December 31,2009	$ 1,000	$ 25,334	$ 339,852	$ (135,340)

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income/(loss)	$ 13,502
Adjustments to reconcile net income to net cash	
Unrealized (gain)/loss on equity mutual funds	(17,461)
Changes in other assets and liabilities	
Income taxes receivable	(370)
Deferred income taxes receivable	876
Prepaid expenses	(1,149)
Income taxes payable	(2,867)
Deferred income taxes payable	3,485
Net cash flows from operating activities	(3,984)
Cash flows from investing activities	
Purchases of equity mutual funds	(2,272)
Increase (decrease) in cash and cash equivalents	(6,256)
Beginning cash and cash equivalents	122,528
Ending cash and cash equivalents	$ 116,272

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Mutual Funds Investment Company, Inc. (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

NOTE 2 - ACCOUNTING POLICIES

Cash and cash equivalents include cash on deposit in banks and money market mutual funds.

The firm uses the accrual method of accounting.

Security transactions are recorded on settlement date. Equity mutual funds held as investments are carried at market value with the change in unrealized appreciation or depreciation included currently in operating income.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net unrealized gain on equity mutual funds held as investments is the only temporary difference at December 31, 2009.

NOTE 3 - CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness", as defined, to "net capital", as defined, not exceed 15 to 1. At December 31, 2009, the firm's ratio of aggregate indebtedness to net capital was .02 to 1, and net capital was $209,627 as compared to the required minimum net capital of $25,000.

NOTE 4 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 5 - BUSINESS ACTIVITIES

During 2009 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 6 - OFFICE LEASE COMMITMENT

In accordance with the terms of a lease for office space which has expired, the firm is continuing to occupy the office space on a month to month basis.

NOTE 7 - CASH

At December 31, 2009, cash included $110,969 invested in the T. Rowe Price Summit Fund, a money market mutual fund.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted auditing standards requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SCHEDULE I

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Total stockholders' equity	$ 230,846
Deductions and/or charges	
Non-allowable assets - prepaid expenses	1,519
Net capital before haircuts on securities positions	229,327
Haircuts on securities	19,700
Net capital	$ 209,627

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

DECEMBER 31, 2009

Minimum net capital required	$ 232
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital at 1500%	$ 184,627
Excess net capital at 1000%	$ 209,278

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 3,485
Percentage of aggregate indebtedness to net capital	2%

See accompanying notes to financial statements.

SCHEDULE III

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

DECEMBER 31, 2009

The difference between the computation of net capital under rule 15c3-1 in this report and such computation in respondent's most recent unaudited filing is primarily due to a $4,361 adjustment due to an increase in the accrued tax liability.

	RESPONDENT'S MOST RECENT FILING	THIS REPORT
Net capital requirement	$ 25,000	$ 25,000
Net Capital	$ 214,276	$ 209,627

See accompanying notes to financial statements.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Mutual Funds Investment Company, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Investment Company, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Board of Directors of
Mutual Funds Investment Company, Inc.
Washington, DC

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Mutual Funds Investment Company, Inc. for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Mutual Funds Investment Company, Inc. taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010